The Crone Law Group, P.C.
500 Fifth Avenue
New York, NY 10110

May 26, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549

Attn:	Kathryn Jacobson
Robert Littlepage
Anna Abramson
Matthew Crispino

Re:	Hold Me Ltd.
Amendment No. 1 to Registration Statement on Form F-1
File No. 333-255462

Ladies and Gentlemen:

On behalf of Hold Me Ltd., an Israel corporation (the “Company”), we hereby file with Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1/A (the “Amended Registration Statement”) in response to the Commission’s comments, dated May 20, 2021, with reference to the Company’s Registration Statement on Form F-1 filed with the Commission on April 23, 2021.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

Form F-1 filed April 23, 2021
Cover Page

1.
Please check the box indicating that you elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. We note your assertion on page 4 that you opted out of this provision.

Response:  The Company has checked the box on the cover page of the Amended Registration Statement indicating that it has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act.

Prospectus Summary, page 2

2.
You state that "The mobile payments market was valued at $897.68 billion in 2018 and is expected to reach a value of $3695.46 billion by 2024, at a CAGR of 26.93% over the forecast period of 2019 – 2024." Please provide an explanation of the significance of the size of this market to your business.

U.S. Securities and Exchange Commission
May 26, 2021

Response:  The Amended Registration Statement has been revised in accordance with the comments with the Commission to provide an explanation as to the significance of the market to the business of the Company.

3.	Please revise the Prospectus Summary to include information about your reliance on a sole customer, your history of net losses, and the uncertainty over whether the company will be a going concern.

Response:  The Prospectus Summary of the Amended Registration Statement has been revised to include information regarding the Company’s reliance on one customer, its history of net losses and the uncertainty of its status as a going concern.

Risk Factors
"We are solely dependent on one customer...", page 9

4.
You disclose on page 58 of the prospectus that your sole customer did not provide cash payments for the 2020 services you provided. You also disclose on page 58 that you do not currently have the resources to market your product. However, you state in this risk factor that you have "invested significantly in branding, sales and marketing to acquire and retain customers since our inception" and that you "expect to continue to invest significantly to acquire new customers and retain our sole customer." Please revise the risk factor to address any material risk of non-payment from your current customer and to reflect your expected marketing spending.

Response:  The risk factor has been revised in accordance with the comment of the Commission. The description regarding the payments from the Company’s sole customer has also been revised in the business section to clarify the payments received by the Company during 2020.

5.
You disclose that your sole customer "accounted for all our revenues, an aggregate of NIS 149,791." You disclose elsewhere in this prospectus that your revenue for the fiscal year ended December 31, 2020 was NIS 486,360, and that your sole customer accounted for 96% of your revenues for that period. Please revise the risk factor to clarify the amount of revenue the sole customer accounted for during that period.

Response:  The Amended Registration Statement has been revised to clarify the amount of revenue the sole customer of the Company accounted for in fiscal year ended December 31, 2020.

"Raising additional capital would cause dilution...", page 12

6.	Please consider disclosing the risk of dilution that would result if your sole officer and director converts his preferred shares into ordinary shares.

Response:  The risk of dilution if the sole officer and director of the Company converts his preferred shares into ordinary shares is provided for in the Amended Registration Statement.

"Since we are solely dependent on Amazon Cloud...", page 14

7.	Please disclose the material terms of your agreement with Amazon Cloud, including the term and any termination provisions.

Response:  The fact that Amazon Cloud can terminate its services to the Company is now provided for in the Amended Registration Statement.

U.S. Securities and Exchange Commission
May 26, 2021

Use of Proceeds, page 32

8.
Please discuss your plans if substantially less than the maximum proceeds are obtained. In this regard, please include a table illustrating your planned use of proceeds if 25%, 50%, 75% and 100% of the offering is sold.

Response:  The Amended Registration Statement has been revised to include a table in accordance with the comments of the Commission.

Capitalization, page 36

9.	Please provide separate columns depicting your capitalization for the following scenarios as of December 31, 2020:

•	your actual capitalization as of December 31, 2020;

•	pro forma to give effect to the issuance of 1,999,700 ordinary shares and 10,000,000 preferred shares as consideration in exchange for debt forgiveness of April 12, 2021;

•
additional pro forma scenarios as further adjusted to present your capitalization at less than the maximum issuance of 2,000,000 shares from this offering (considering that this offering will be conducted on a best efforts basis) and the maximum issuance.

Response:  Separate columns depicting the capitalization of the Company as of December 31, 2020, including the requested pro form scenarios have been provided in the Amended Registration Statement.

10.	Please disclose in footnote (c) your source for the conversion rate of Israel Shekels (NIS) to US$.

Response:  The Amended Registration Statement has been revised to include the source of the conversion rate.

Dilution, page 36

11.	Please revise the table hereunder to illustrate dilution to new investors on a per share basis in US$, not NIS. Refer to Item 506 of Regulation S-K.

Response:  The Amended Registration Statement has been revised to illustrate dilution to new investors on a per share basis in US$, in accordance with the comments of the Commission.

Report of Independent Registered Public Accounting Firm, page 38

12.	Refer to page 38. Please remove the last paragraph following the auditor's signature since it is not part of the auditor's report. It pertains to selected financial data elsewhere in your filing.

Response:  The last paragraph following the auditor’s signature has been removed in the Amended Registration Statement.

Financial Statements
Statements of Profit and Loss, page 40

13.	Revise the description of the line-item "Income" to identify it as revenue.

Response:  The Amended Registration Statement has been revised to identify the line item as revenue.

U.S. Securities and Exchange Commission
May 26, 2021

14.	Present loss per share information on the face of your income statement pursuant to ASC 260-10-45-2.

Response:  The Amended Registration Statement has been revised, in accordance with the comments of the Commission.

Note 2. Summary of Significant Accounting Policies
F. Revenue Recognition, page 44

15.
We note pursuant to the terms of your agreement with Galileo, the payment of the establishment fee which was due within nine months of the agreement date is conditioned on its receipt of NIS3 million in public or private funds. On page 58 you reported that Galileo did not make a payment to you for the year ended December 31, 2020.  Accordingly, you received partial settlement of non-cash consideration in form of Galileo's stock valued at NIS 180,000 in lieu of cash. Please disclose your basis for reassessing the amounts and timing of your revenue recognition for the establishment fee, annual licensing fee and royalties as of December 31, 2020. Refer to ASC 606-10-32-14.

Response:  The Amended Registration Statement has been revised in accordance with the comments of the Commission. The Company did not record the amount owed as an account receivable in accordance with ASC 606-10-32-14. Regardless of whether Galileo raised NIS3,000,000, the payment to the Company was stipulated in the agreement between the Company and Galileo; the timing of the payment would be accelerated if Galileo was successful in raising capital but that was not a condition for the payment, just a trigger to accelerate the payment.

Note 5. Fixed Assets, page 45

16.
The carrying amount of your fixed assets as reported on the balance sheet is not consistent with the supporting details in Note 5. Please revise as appropriate. Further, explain to us your basis for capitalizing approximately NIS 1.3 million of R&D expenses to the extent that it has any remaining balance. Refer to ASC 730-10-25-1.

Response:  The Amended Registration Statement has been revised in accordance with the comments of the Commission. ASC 985-20 provides guidelines for software that the Company develops to sell, lease, or otherwise market. Selling, leasing, or otherwise marketing software requires more than simply planning to generate revenue with the software. For example, software developed for customers in which they can contractually take possession of the software and run it on their own hardware rather than simply accessing it online is software for sale, lease or market.

ASC 985-20-25-2 states, “for purposes of this Subtopic, the technological feasibility of a computer software product is established when the entity has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements.” At the point the software meets technological feasibility, the activities and costs are no longer ASC 730 activities and costs.

ASC 985-20 specifies the accounting for the costs of computer software to be sold, leased, or otherwise marketed as a separate product or as part of a product or process. In other words, the ASC 985-20 applies to the costs of (a) a software product, (b) software contained in a product having a software component that cannot function or be sold separately from the product as a whole, and (c) software used in providing a service from which the company derives revenues and that is dependent upon the software for its timeliness, accuracy, capacity, or other qualities that contribute to its marketability. ASC 985-20 applies to computer software developed internally or purchased.

U.S. Securities and Exchange Commission
May 26, 2021

Under ASC 985-20 certain costs always must be expensed, while others must be capitalized. The basic requirements are:

• Costs are expensed during R&D

• At the end of R&D, when a completed detail program design or a working model of the software is available, costs must be capitalized as production costs. A working model is defined as an operative version of the computer software product that is completed in the same software language as the product to be ultimately marketed, performs all the major functions planned for the product and is ready for initial customer testing (usually identified as beta testing).

• Production costs should not be capitalized after a product is ready for general release to the public. Costs of duplicating the software for distribution are capitalized as inventory.

• Maintenance and customer support must be charged to expense when the related revenue is recognized or when the related costs are incurred, whichever occurs first. Maintenance is defined as activities undertaken after the product is available for general release to customers to correct errors or keep the product updated with current information. Those activities include routine changes and additions. Customer support is defined as services performed by an enterprise to assist customers in their use of software products. Those services include any installation assistance, training classes, telephone support services, on-site visits, and software

The current capitalized R&D expenses in the books of the company relate to the later phase when a completed detail program design or a working model of the software was available.

Note 7 - Payables and Credit Balances, page 46

17.
Per your disclosures on page 66 and in Note 10 (***), the amount of NIS 1,474,171 owed to Mr. Shalom does not include a management fee in an amount of NIS 420,000 which was due May 2020 but was not invoiced until April 2021. Please revise your financial statements to accrue for such unpaid management fee.

Response:  The Amended Registration Statement has been revised in accordance with the comments of the Commission. The subsequent events footnote of the financial statements has been revised to include the accrued management fees for 2021.

Note 11. Subsequent Events, page 47

18.
Please revise to disclose your receipt and transfer of Galileo's stock if such events occurred prior to the issuance of your financial statements. Additionally, please make clear if Galileo paid the balance of the establishment fee in cash per addendum to your agreement. If not, please disclose new payment arrangements for the remaining balance, if any.

Response:  The Amended Registration Statement has been revised in accordance with the comments of the Commission.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 48

U.S. Securities and Exchange Commission
May 26, 2021

19.	Please quantify the amounts attributable to the establishment fee, annual licensing fees, and royalties that were recognized in revenues for both periods presented.

Response:  The Amended Registration Statement has been revised in accordance with the comments of the Commission.

Liquidity and Capital Resources, page 49

20.
Please disclose the minimum funding that will be required to remain in business for at least the next 12 months. Also, disclose the minimum period of time you will be able to conduct planned operations using currently available capital resources. Refer to Section IV of SEC Interpretative Release 33-8350 and Item 303(a) of Regulation S-K.

Response:  The Company has provided the minimum funding that will be required for the next 12 months as well as the minimum period of time it can conduct planned operations in accordance with the comments of the Commission.

Business
Our Customer, page 58

21.	Please clarify if and when you received the installment payments for the establishment fee, including non-cash consideration consisting of 128,571 shares of Galileo stock.

Response:  The Amended Registration Statement has been revised to indicate when the Company has received the installment payments pursuant to its agreement with Galileo.

22.
Please explain to us why the unpaid establishment and licensing fees are not reflected in accounts receivable. In this regard, we note that Galileo appeared to owe you at least NIS450,000 as of the end of 2020.

Response:

As of end of 2020, Galileo owed us an amount of NIS330,000. We did not record them in our account receivables. As the 2020 history with Galileo demonstrated, that debt was unclear and far from being certain to be collected. At the time of revenue recognition Company did not feel there is certainty that Galileo would pay due to the preliminary nature of the Agreement and the actual performance of Galileo. ASC 606 requires reasonable assurance that the amount collectible is definite and collectible. Since this was not met, the Company did not book the revenue or the accounts receiveable. As it does not qualify under ASC 606. According to ASC 606 if amount is not reasonably fixed and collectible then revenue cannot be recognized.

Management, page 60

23.	Please provide management and director compensation disclosure pursuant to Part I, Item 4.a. of Form F-1 and Part I, Item 6.B. of Form 20-F.

Response:  The Amended Registration Statement has been revised in accordance with the comments of the Commission.

Description of share capital and articles of association, page 67

24.          Please disclose the voting rights, if any, of your preferred stock.

Response:  The Amended Registration Statement has been revised to disclose that the preferred stock has no voting rights.

U.S. Securities and Exchange Commission
May 26, 2021

Principal Shareholders, page 70

25.
We note your disclosure that the table excludes 10,000,000 preferred shares owned by Mr. Shalom. Because Mr. Shalom has the right to convert each preferred share at any time into 100 ordinary shares, please include these shares in the table. Refer to Item 403 of Regulation S-K and Rule 13d-3 of the Exchange Act.

Response:  The Amended Registration Statement has been revised in accordance with the comments of the Commission.

Exhibits Index, page II-5

26.
Please file your bylaws and your Shareholders’ Loan Agreement with Mr. Shalom as exhibits. Also, tell us what consideration you have given to filing your agreement with Amazon Cloud. Refer to Item 601 of Regulation S-K.

Response:  The Shareholders’ Loan Agreement and the agreement with Amazon Cloud have been filed as exhibits to the Amended Registration Statement. Previously the Company held the hebrew version of the certificate of incorporation as part of the bylaws, the Amended registrant includes the certificate as a separate exhibit.

We believe that the responses contained in this letter will be considered by the Commission to be satisfactory responses to the comments of the Commission, and that based thereon, the Company will be permitted to request acceleration of the Registration Statement. Please confirm that this is the case.

If the Staff has any questions or comments with respect to our responses, please contact me at 860-202-6845.

Sincerely, /s/ Mark E. Crone Mark Crone

cc:  Menachem Shalom